EXHIBIT 99.1

Stantec completes acquisition of select Cardno businesses to grow Environmental Services and Infrastructure footprint

EDMONTON, Alberta, Dec. 08, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE: STN), a global leader in sustainable design and engineering, today announced that it has completed the previously announced acquisition of the North America and Asia Pacific engineering and consulting groups (“the Acquisition”) of Cardno Limited (“Cardno”).

“Since announcing the Acquisition in October, both Stantec and Cardno employees have been very eager to begin collaborating with each other. I would like to welcome Cardno’s 2,750 employees to Stantec today and I look forward to the tremendous opportunities that lie ahead,” said Gord Johnston, President and Chief Executive Officer. “In Australia, Cardno nearly doubles our presence and gives us the critical mass in talent and services to establish ourselves as a major participant and propel our growth in that market. In the US, we will benefit from our increased presence in the environmental services space, and our increased exposure to US stimulus spending. We are excited to have Cardno’s talented employees on board to grow with us.”

Cardno shareholders voted overwhelmingly in favor of the Acquisition, with more than 99% of voted shares approving the Acquisition.

Pursuant to the agreement announced by both firms on October 21, 2021, the Acquisition was completed for aggregate cash consideration of US$500 million financed through Stantec’s existing funds and credit facilities.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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